February 25, 2025

Todd Foley
Senior Vice President and Interim Chief Financial Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

       Re: The Kroger Co.
           Form 10-K for the Fiscal Year Ended February 3, 2024
           Response dated February 11, 2025
           File No. 001-00303
Dear Todd Foley:

        We have reviewed your February 11, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our January
17, 2025 letter.

Form 10-K for the Fiscal Year Ended February 3, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Use of Non-GAAP Financial Measures, page 29

1. We have reviewed your response and proposed disclosure to prior comment 1 noting
       it does not appear to address our comment. As    merchandise costs,
including
       advertising, warehousing, and transportation, excluding depreciation and amortization
       and rent expenses    is not fully loaded, the "merchandising margin" and
       "merchandising margin, as a percentage of sales" you present do not appear to be in accordance with U.S. GAAP. If you continue to present non-GAAP FIFO merchandising margin and FIFO merchandising margin, as a percentage of sales, you
       are required to present with equal or greater prominence and reconcile from fully-
       loaded gross profit and margin measures prepared in accordance with U.S. GAAP.
 February 25, 2025
Page 2

       Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the
       Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Liquidity and Capital Resources
Net cash provided by operating activities, page 42

2. We note your response to prior comment 2. Please expand your proposed disclosure revisions to:

             Disclose the reasons why you believe the presentation of    net
earnings including
           noncontrolling interests, adjusted for non-cash items    provides
useful information
           to investors and additional purposes for which the management uses this non-
           GAAP measure. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation
S-K.
             Clarify the nature of the adjustment for    deferred income taxes
  presented in your
           reconciliation. Please tell us why this adjustment does not change the recognition and measurement principles required to be applied in accordance with U.S.
           GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398, if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services